ECARX Strengthens Global Leadership Team with Appointment of Dylan D. Jeng as Chief Financial Officer
London, March 23 2026 – ECARX Holdings, Inc. (Nasdaq: ECX),a global mobility tech provider, today announced the appointment of Dylan D. Jeng as Chief Financial Officer (CFO), effective immediately.

In his role as CFO, Dylan Jeng will be based in ECARX’s Singapore office where he will oversee all global financial strategy, planning, treasury, investor relations, and financial operations, driving financial discipline and scalability to support ECARX’s accelerated global expansion.

Mr. Jeng brings over two decades of international financial leadership experience across the technology, pharmaceutical sectors with considerable experience at major accounting firms. Mr. Jeng comes with a proven track record in scaling global businesses, optimizing capital allocation, and delivering sustainable financial performance. His expertise spans cross-border financial management, global supply chain finance, investor relations, and prudent financial strategies, all critical capabilities as ECARX executes on its global growth strategy, including expanding its footprint across Europe, Southeast Asia, and the Americas, and deepening partnerships with leading global OEMs.

Ziyu Shen, CEO of ECARX said:
“Dylan’s exceptional global financial acumen and deep industry knowledge make him the ideal leader to steer ECARX’s financial strategy as we enter our next phase of global growth. As a global mobility tech company with operations across 13 key markets worldwide, we are building a world-class executive team to match our global ambitions. Dylan’s leadership and experience will be instrumental in driving financial efficiency, unlocking high value growth, and delivering long term value for our shareholders, partners and employees.”

On his appointment, Dylan Jeng commented:
“I am thrilled to join ECARX during this transformative moment for the automotive industry, and the company. ECARX has established itself as a pioneer in full-stack intelligent automotive solutions, with a unique global footprint, industry-leading technology, and partnerships with some of the world’s most renowned automakers. I look forward to working closely with the CEO, Zi Yu Shen, and the greater ECARX leadership team to build on the company’s strong foundation and align our financial strategy with our vision to accelerate the world’s transition to software-defined vehicles.”

About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next–generation smart vehicles, from the system–on–a–chip (SoC) to central computing platforms and software. As automakers develop new vehicle architectures, ECARX is developing full–stack solutions to enhance the user experience while reducing complexity and cost.
Founded in 2017 and listed on the Nasdaq stock exchange in 2022, ECARX now has over 1,400 employees based in 13 major locations in UK, USA, Brazil, Singapore, Malaysia, Sweden, China and Germany. To date, ECARX products ands services can be found in approximately 11 million vehicles worldwide.
Safe Harbor Statement
This press release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Media Contacts
Ash Sutcliffe
Head of Global PR, ECARX
Email: ash.sutcliffe@ecarxgroup.com
Investor Relations Contact
Gillian Tiltman
Head of Investor Relations, ECARX
Email: gillian.tiltman@ecarxgroup.com